(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-25867

CUSIP NUMBER 63910B102

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NAUTILUS, INC.

Full Name of Registrant

Former Name if Applicable

16400 S.E. Nautilus Dr.

Address of Principal Executive Office (Street and Number)

Vancouver, WA 98683

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

On April 26, 2007, Nautilus, Inc. (the “Company”) and ICON Health & Fitness (“ICON”) settled a series of pending lawsuits between the parties. This settlement included a number of claims and lawsuits between ICON and the Company going back to 2002-2003, and which were pending in federal courts in Salt Lake City, Utah, and Seattle, Washington, and before the Federal Circuit Court of Appeals. Both the Company and ICON have filed dismissals of their respective lawsuits against each other.

The settlement agreement included provisions whereby ICON granted the Company use of certain intellectual property. Following the settlement, the Company retained a third-party accounting firm to complete a valuation analysis with respect to the intellectual property. The third-party analysis has been completed, but without sufficient time for the Company’s auditors to review the analysis and complete their own analysis regarding valuation of these intangible assets. As a result, the Company was unable to timely complete its financial statements and file its quarterly report on Form 10-Q for the period ending June 30, 2007. The Company expects that the valuation work will be completed, and its Form 10-Q will be filed, within five calendar days of the prescribed due date for such quarterly report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William D. Meadowcroft (Name)	(360) (Area Code)	859-2900 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

NAUTILUS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 10, 2007	By	/s/ William D. Meadowcroft
William D. Meadowcroft
Chief Financial Officer, Treasurer and Secretary